Exhibit 99.8

IMPORTANT INSTRUCTIONS—PLEASE READ

Dear Former Gold Kist Member:

You have been sent this package of materials in connection with a proposed transaction pursuant to which Gold Kist will convert from a cooperative marketing association to a for profit corporation. As a former member of Gold Kist, you are not entitled to vote on this transaction. However, you should read the enclosed disclosure statement-prospectus carefully, because it describes transactions that affect your rights.

I encourage you to:

1. Read the enclosed disclosure statement-prospectus carefully. It contains important details about the conversion and related transactions.

2. Complete, sign and date the BLUE taxpayer identification form. Failure to complete this form may result in federal income tax backup withholding on any cash payments made to you.

3. Return your taxpayer identification form to SunTrust Bank, inspector of elections, using the enclosed envelope.

If after reading the enclosed disclosure statement-prospectus, you have questions or require additional information, you should contact Wayne Lord, vice president of corporate relations, at 770-393-5359.

Thank you for you attention to this important matter.

Sincerely,

John Bekkers

President and Chief Executive Officer